UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, July 18, 2011 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 3% being crossed downwards by AllianceBernstein L.P. which owns 2.98% of Delhaize Group’s voting rights.

On July 13, 2011, AXA Investment Managers Paris notified Delhaize Group that as of July 11, 2011 AllianceBernstein L.P. and its subsidiaries together owned 3 037 195 Delhaize Group shares, representing 2.98% of its voting rights.

This is a decrease of 1 987 713 shares compared to the previous notification of ownership of 5 024 908 shares received on June 1, 2011.

According to the notification that Delhaize Group received from AXA Investment Managers Paris on July 13, 2011, AllianceBernstein L.P. is a holding company of the AXA Group which owns management companies and companies providing investment services for the account of third parties. AXA Investment Managers Paris indicated that AllianceBernstein L.P. and its subsidiaries for the account of which this notification has been made, act independently of any other entity of AXA Group.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the first quarter of 2011, Delhaize Group’s sales network consisted of 2 816 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Saskia Dheedene:	+ 32 2 412 96 11
Steven Vandenbroeke (media) :	+ 32 2 412 86 69

Amy Shue (U.S. investors):	+1 704 633 8250 (ext.2529)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 19, 2011	By:	/s/ G. Linn Evans
G. Linn Evans Senior Vice President